**Exhibit 99.1**

# Heritage Commerce Corp Reports Financial Results for 2009

San Jose, CA – January 28, 2010 – **Heritage Commerce Corp (Nasdaq: HTBK)**, parent company of Heritage Bank of Commerce, reported today a fourth quarter 2009 net loss of $574,000 and a net loss allocable to common shareholders of $1.2 million, or $(0.10) per diluted common share, which includes a $5.7 million provision for loan losses and a $600,000 accrual for dividends and discount accretion on preferred stock.  For the full year ended December 31, 2009, the Company reported a net loss of $12.0 million and a net loss allocable to common shareholders of $14.4 million, or $(1.21) per diluted common share, which includes a $33.9 million provision for loan losses and $2.4 million in dividends and discount accretion on preferred stock.  In the fourth quarter of 2008, net income was $700,000 and net income allocable to common shareholders was $445,000, or $0.04 per diluted common share, including a $4.5 million provision for loan losses and $255,000 in dividends and discount accretion on preferred stock. For the full year ended December 31, 2008, net income was $1.8 million, and net income allocable to common shareholders was $1.5 million, or $0.13 per diluted common share, including $15.5 million in provision for loan losses and $255,000 for dividends and discount accretion on preferred stock.

**Fourth Quarter Developments**

◆ On a consolidated basis, the Company had a leverage ratio of 10.05% at December 31, 2009.

◆ Tangible common equity to tangible assets was 6.63% at December 31, 2009.

◆ Nonperforming assets were $64.6 million, or 4.74% of total assets at December 31, 2009, compared to $58.2 million, or 4.26% of total assets at September 30, 2009. Of the $64.6 million in nonperforming assets at December 31, 2009, $2.4 million of loans over 90 days past due and still accruing were brought current on January 5, 2010.

◆ The allowance for loan losses was $28.8 million, or 2.69% of total loans at December 31, 2009, compared to $29.0 million, or 2.68% of total loans, at September 30, 2009.

◆ Net charge-offs were $5.9 million in the fourth quarter of 2009, compared to $9.6 million in the third quarter of 2009.

◆ Total assets remained flat at $1.36 billion at December 31, 2009, compared to September 30, 2009.

◆ Loans, excluding loans held-for-sale, decreased 1% to $1.07 billion at December 31, 2009, compared to $1.08 billion at September 30, 2009.

◆ Land and construction loans decreased $14.5 million to $182.9 million, or 17% of the total loan portfolio at December 31, 2009, compared to $197.4 million or 18% of total loans at September 30, 2009.

◆ The net interest margin was 3.61% for the fourth quarter of 2009, compared to 3.62% for the third quarter of 2009.

"In 2009, we had significant success in reducing our land and construction loan portfolio, reducing it by $78.7 million, or 29%. This coupled with other loan portfolio reductions has resulted in our capital ratios remaining above the well-capitalized regulatory guidelines during these difficult economic times," said Mr. Kaczmarek, President and Chief Executive Officer.

**Balance Sheet, Capital Management and Credit Quality**

At December 31, 2009, the Company's assets totaled $1.36 billion, compared to $1.50 billion a year ago and $1.37 billion at September 30, 2009. The securities portfolio of $110.0 million at December 31, 2009, consisted primarily of debt securities, mortgage-backed securities, and collateralized mortgage obligations, all of which were issued by U. S. Government sponsored entities.

Loans, excluding loans held-for-sale, totaled $1.07 billion at December 31, 2009, compared to $1.25 billion at December 31, 2008 and $1.08 billion at September 30, 2009. SBA loan originations totaled $25.2 million in 2009. SBA loans not held-for-sale, which are included in commercial loans and owner occupied commercial real estate loans, totaled $89.4 million at December 31, 2009, compared to $113.2 million a year ago.  "We are seeing continuing demand for Small Business Administration loans in our market and our team of SBA lenders is doing a very good job of serving the needs of our customers.  Sales of SBA loans also are contributing to revenues, " said Mr. Kaczmarek.

Commercial and industrial loans account for 40% of the total loan portfolio.  Commercial real estate loans account for another 37% of the portfolio, of which 53% were owner occupied by businesses.  Land and construction loans continued to decrease and were 17% of the portfolio.  Consumer and home equity loans account for the remaining 6% of total loans.

Nonperforming assets increased to $64.6 million at December 31, 2009, compared to $58.2 million at September 30, 2009, and $41.1 million at December 31, 2008.  Nonperforming assets were 4.74% of total assets at December 31, 2009, 4.26% at September 30, 2009 and 2.74% at December 31, 2008. At December 31, 2009, land and construction loans were 52% of nonperforming assets, commercial and industrial loans were 21%, commercial real estate loans were 15%, SBA loans were 8% and other real estate owned ("OREO") was 4%.

Total OREO was $2.2 million at December 31, 2009 and $3.0 million at September 30, 2009.  In the fourth quarter of 2009, no properties moved from nonaccrual status into OREO and three OREO properties were sold.  The sales resulted in a net loss of $137,000 in the fourth quarter of 2009.

The allowance for loan losses at December 31, 2009 was $28.8 million, or 2.69% of total loans, and represented 46.12% of nonperforming loans, while the allowance for loan losses a year ago was $25.0 million, or 2.00% of total loans and 61.84% of nonperforming loans.  The allowance for loan losses at September 30, 2009, was $29.0 million, or 2.68% of total loans and 52.43% of nonperforming loans.

Deposits totaled $1.09 billion at December 31, 2009, compared to $1.15 billion at December 31, 2008 and $1.12 billion at September 30, 2009.  Savings and money market deposits decreased $49.4 million, or 14%, from December 31, 2008, and $29.2 million, or 9% from September 30, 2009.  At December 31,

2009, title insurance company, escrow, and real estate exchange facilitators' accounts decreased to $23.0 million, compared to $56.6 million at December 31, 2008, and $32.9 million at September 30, 2009, primarily as a result of the current economic environment. Time deposits $100,000 and over decreased $41.4 million, or 24% from December 31, 2008, primarily due to a reduction of public deposits. At December 31, 2009, brokered deposits were $178.0 million, compared to $184.6 million at December 31, 2008, and $181.8 million at September 30, 2009.

Heritage Bank of Commerce is a member of the Certificate of Deposit Account Registry Service ("CDARS") program. The CDARS program allows customers with deposits in excess of FDIC insured limits to obtain coverage on time deposits through a network of banks within the CDARS program. Deposits gathered through this program have been considered brokered deposits under regulatory guidelines. Deposits in the CDARS program totaled $38.2 million at December 31, 2009, and $41.4 million at September 30, 2009. There was $11.7 million in the CDARS program at December 31, 2008.

Shareholders' equity was $172.3 million, or $11.34 book value per common share, at December 31, 2009, compared to $184.3 million, or $12.38 book value per common share, a year ago. Shareholders' equity was $173.4 million, or $11.44 book value per common share, at September 30, 2009. The Company's consolidated leverage ratio at December 31, 2009, was 10.05%, compared to 11.27% at December 31, 2008, and 10.08% at September 30, 2009.

**Operating Results**

Operating results in 2009 compared to 2008 have been adversely impacted by net interest margin compression, loss of interest income on nonaccrual loans, a higher provision for loan losses, and increased FDIC deposit insurance premiums.

Net interest income decreased to $11.5 million in the fourth quarter of 2009 from $12.4 million for the fourth quarter of 2008 and $11.6 million in the third quarter of 2009. Net interest income for the year ended December 31, 2009 was $46.0 million, compared to $51.5 million a year ago. The net interest margin was 3.61% for the fourth quarter of 2009, compared to 3.64% for the fourth quarter a year ago and 3.62% for the third quarter of 2009. The net interest margin for the year ended December 31, 2009 was 3.53%, compared to 3.94% for the year ended December 31, 2008. The decrease in the net interest margin in 2009 compared to 2008 was primarily due to the 325 basis points decline in short-term interest rates from January 22, 2008 through December 16, 2008, with the prime rate remaining at a historically low level of 3.25% for all of 2009.

Noninterest income was $2.5 million for the fourth quarter of 2009, compared to $1.8 million for the fourth quarter of 2008, and $2.4 million for the prior quarter. Noninterest income for the year ended December 31, 2009 was $8.0 million, compared to $6.8 million a year ago. The increase in noninterest income in 2009 compared to 2008 was primarily due to $1.3 million in gains on the sale of SBA loans in 2009.

The provision for loan losses was $5.7 million for the fourth quarter of 2009, compared to $4.5 million for the fourth quarter of 2008, and $7.1 million for the third quarter of 2009. The provision for loan losses was $33.9 million for the year ended December 31, 2009 and $15.5 million for year ended December 31, 2008. The significant increase in provision for loan losses in 2009 reflects a higher volume of classified and nonperforming loans and an increase in loan charge-offs caused by challenging conditions in commercial lending and the residential housing market, turmoil in the financial markets, and the prolonged downturn in the overall economy.

Noninterest expense was $10.6 million for the fourth quarter of 2009, compared to $10.4 million in the fourth quarter of 2008 and $10.7 million in the third quarter of 2009. Professional fees were $1.0 million in the fourth quarter of 2009, compared to $842,000 in the fourth quarter of 2008, and $691,000 in the third quarter of 2009. Deposit insurance premiums and regulatory assessments were $864,000 in the fourth quarter of 2009, compared to $259,000 in the fourth quarter of 2008, and $631,000 in the third quarter of 2009. Noninterest expense increased to $44.8 million in 2009, compared to $42.4 million a year ago, primarily due to higher FDIC deposit insurance costs.

The income tax benefit for the quarter ended December 31, 2009 was $1.7 million, as compared to $1.4 million in the fourth quarter a year ago, and $1.8 million in the third quarter of 2009. The negative effective income tax rates are due to the loss before income taxes. The difference in the effective tax rate compared to the combined federal and state statutory tax rate of 42% is primarily the result of the Company's investment in life insurance policies whose earnings are not subject to taxes, and tax credits related to investments in low income housing limited partnerships.

The efficiency ratio was 75.77% in the fourth quarter of 2009, compared to 73.40% in the fourth quarter of 2008 and 76.89% in the third quarter of 2009. The efficiency ratio in 2009 increased to 82.90% from 72.71% a year ago. The efficiency ratio increased in 2009 primarily due to lower net interest income, higher professional fees and increased FDIC deposit insurance premiums.

**Heritage Commerce Corp**, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Los Gatos, Fremont, Danville, Pleasanton, Walnut Creek, Morgan Hill, Gilroy, Mountain View, and Los Altos. Heritage Bank of Commerce is an SBA Preferred Lender with Loan Production Offices in Sacramento, Oakland and Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.

# Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) our ability to attract new deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers; (3) risks associated with concentrations in real estate related loans; (4) increasing levels of classified assets, including nonperforming assets, which could adversely affect our earnings and liquidity; (5) market interest rate volatility; (6) stability of funding sources and continued availability of borrowings; (7) changes in legal or regulatory requirements or the results of regulatory examinations that could restrict growth and constrain our activities, including the terms of an anticipated written agreement to be entered into by the Company and the Board of Governors of the Federal Reserve System; (8) changes in accounting standards and interpretations; (9) significant decline in the market value of the Company that could result in an impairment of goodwill; (10) our ability to raise capital or incur debt on reasonable terms; (11) regulatory limits on the Heritage Bank of Commerce's ability to pay dividends to the Company; (12) effectiveness of the Emergency Economic Stabilization Act of 2008, the American Recovery and Reinvestment Act of 2009 and other legislative and regulatory efforts to help stabilize the U.S. financial markets; (13) future legislative or administrative changes to the U.S. Treasury Capital Purchase Program enacted under the Emergency Economic Stabilization Act of 2008; (14) the impact of the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 and related rules and regulations on our business operations and competitiveness, including the impact of executive compensation restrictions, which may affect our ability to retain and recruit executives in competition with other firms who do not operate under those restrictions; and (15) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Member FDIC

| CONSOLIDATED INCOME STATEMENTS (in $000's, unaudited) | For the Three Months Ended: | | | Percent Change From: | | For the Year Ended: | | |
|---|---|---|---|---|---|---|---|---|
| | Dec 31, 2009 | Sep 30, 2009 | Dec 31, 2008 | Sep 30, 2009 | Dec 31, 2008 | Dec 31, 2009 | Dec 31, 2008 | Percent Change |
| Interest Income | $ 14,942 | $ 15,495 | $ 18,166 | -4% | -18% | $ 62,293 | $ 75,957 | -18% |
| Interest Expense | 3,438 | 3,872 | 5,771 | -11% | -40% | 16,326 | 24,444 | -33% |
| Net Interest Income | 11,504 | 11,623 | 12,395 | -1% | -7% | 45,967 | 51,513 | -11% |
| Provision for Loan Losses | 5,676 | 7,129 | 4,500 | -20% | 26% | 33,928 | 15,537 | 118% |
| Net Interest Income after Provision for Loan Losses | 5,828 | 4,494 | 7,895 | 30% | -26% | 12,039 | 35,976 | -67% |
| Noninterest Income: | | | | | | | | |
| Gain on Sale of Loans | 663 | 643 | - | 3% | N/A | 1,306 | - | N/A |
| Servicing Income | 377 | 382 | 443 | -1% | -15% | 1,587 | 1,790 | -11% |
| Increase in Cash Surrender Value of Life Insurance | 416 | 420 | 413 | -1% | 1% | 1,664 | 1,645 | 1% |
| Service Charges and Other Fees on Deposit Accounts | 557 | 557 | 550 | 0% | 1% | 2,221 | 2,007 | 11% |
| Gain (Loss) on Sale of Securities | 238 | (7) | - | 3500% | N/A | 231 | - | N/A |
| Other | 202 | 355 | 391 | -43% | -48% | 1,018 | 1,349 | -25% |
| Total Noninterest Income | 2,453 | 2,350 | 1,797 | 4% | 37% | 8,027 | 6,791 | 18% |
| Noninterest Expense: | | | | | | | | |
| Salaries and Employee Benefits | 5,096 | 5,730 | 4,930 | -11% | 3% | 22,927 | 22,624 | 1% |
| Occupancy and Equipment | 1,044 | 1,005 | 1,112 | 4% | -6% | 3,937 | 4,623 | -15% |
| Professional Fees | 1,017 | 691 | 842 | 47% | 21% | 3,851 | 2,954 | 30% |
| Deposit Insurance Premiums and Regulatory Assessments | 864 | 631 | 259 | 37% | 234% | 3,454 | 885 | 290% |
| Other | 2,554 | 2,687 | 3,274 | -5% | -22% | 10,591 | 11,306 | -6% |
| Total Noninterest Expense | 10,575 | 10,744 | 10,417 | -2% | 2% | 44,760 | 42,392 | 6% |
| Income (Loss) Before Income Taxes | (2,294) | (3,900) | (725) | 41% | -216% | (24,694) | 375 | -6685% |
| Income Tax Benefit | (1,720) | (1,824) | (1,425) | -6% | 21% | (12,709) | (1,387) | 816% |
| Net Income (Loss) | $ (574) | $ (2,076) | $ 700 | 72% | -182% | $ (11,985) | $ 1,762 | -780% |
| Dividends and Discount Accretion on Preferred Stock | (600) | (599) | (255) | 0% | 135% | (2,376) | (255) | 832% |
| Net Income (Loss) Allocable to Common Shareholders | $ (1,174) | $ (2,675) | $ 445 | 56% | -364% | $ (14,361) | $ 1,507 | -1053% |
| **PER COMMON SHARE DATA** (unaudited) | | | | | | | | |
| Basic Earnings (Loss) Per Share | $ (0.10) | $ (0.23) | $ 0.04 | 57% | -350% | $ (1.21) | $ 0.13 | -1031% |
| Diluted Earnings (Loss) Per Share | $ (0.10) | $ (0.23) | $ 0.04 | 57% | -350% | $ (1.21) | $ 0.13 | -1031% |
| Common Shares Outstanding at Period-End | 11,820,509 | 11,820,509 | 11,820,509 | 0% | 0% | 11,820,509 | 11,820,509 | 0% |
| Book Value Per Share | $ 11.34 | $ 11.44 | $ 12.38 | -1% | -8% | $ 11.34 | $ 12.38 | -8% |
| Tangible Book Value Per Share | $ 7.38 | $ 7.47 | $ 8.37 | -1% | -12% | $ 7.38 | $ 8.37 | -12% |
| **KEY FINANCIAL RATIOS** (unaudited) | | | | | | | | |
| Annualized Return on Average Equity | -1.30% | -4.67% | 1.71% | 72% | -176% | -6.68% | 1.15% | -681% |
| Annualized Return on Average Tangible Equity | -1.78% | -6.38% | 2.42% | 72% | -174% | -9.06% | 1.67% | -643% |
| Annualized Return on Average Assets | -0.16% | -0.58% | 0.19% | 72% | -184% | -0.83% | 0.12% | -792% |
| Annualized Return on Average Tangible Assets | -0.17% | -0.60% | 0.19% | 72% | -189% | -0.86% | 0.13% | -762% |
| Net Interest Margin | 3.61% | 3.62% | 3.64% | 0% | -1% | 3.53% | 3.94% | -10% |
| Efficiency Ratio | 75.77% | 76.89% | 73.40% | -1% | 3% | 82.90% | 72.71% | 14% |
| **AVERAGE BALANCES** (in $000's, unaudited) | | | | | | | | |
| Average Assets | $ 1,407,251 | $ 1,411,954 | $ 1,494,245 | 0% | -6% | $ 1,439,944 | $ 1,456,361 | -1% |
| Average Tangible Assets | $ 1,360,389 | $ 1,364,926 | $ 1,446,732 | 0% | -6% | $ 1,392,839 | $ 1,408,573 | -1% |
| Average Earning Assets | $ 1,263,418 | $ 1,272,341 | $ 1,354,829 | -1% | -7% | $ 1,301,603 | $ 1,308,358 | -1% |
| Average Loans Held-for-Sale | $ 15,892 | $ 17,596 | - | -10% | N/A | $ 8,580 | - | N/A |
| Average Total Loans | $ 1,079,973 | $ 1,131,654 | $ 1,233,763 | -5% | -12% | $ 1,162,957 | $ 1,178,194 | -1% |
| Average Deposits | $ 1,126,166 | $ 1,153,103 | $ 1,179,456 | -2% | -5% | $ 1,148,166 | $ 1,160,926 | -1% |
| Average Demand Deposits - Noninterest Bearing | $ 269,903 | $ 267,528 | $ 263,301 | 1% | 3% | $ 261,539 | $ 258,624 | 1% |
| Average Interest Bearing Deposits | $ 856,263 | $ 885,575 | $ 916,155 | -3% | -7% | $ 886,627 | $ 902,302 | -2% |
| Average Interest Bearing Liabilities | $ 922,139 | $ 937,212 | $ 1,039,814 | -2% | -11% | $ 966,598 | $ 1,016,515 | -5% |
| Average Equity | $ 174,685 | $ 176,198 | $ 162,465 | -1% | 8% | $ 179,390 | $ 153,216 | 17% |
| AverageTangible Equity | $ 127,823 | $ 129,170 | $ 114,952 | -1% | 11% | $ 132,285 | $ 105,428 | 25% |

| CONSOLIDATED BALANCE SHEETS (in $000's, unaudited) | | End of Period: | | | Percent Change From: | |
|---|---|---|---|---|---|---|
| | | Dec 31, 2009 | Sep 30, 2009 | Dec 31, 2008 | Sep 30, 2009 | Dec 31, 2008 |
| **ASSETS** | | | | | | |
| Cash and Due from Banks | $ | 45,372 $ | 42,105 $ | 29,996 | 8% | 51% |
| Interest-Bearing Deposits in Other Financial Institutions | | 90 | - | - | N/A | N/A |
| Federal Funds Sold | | 100 | 150 | 100 | -33% | 0% |
| Securities Available-for-Sale, at Fair Value | | 109,966 | 96,618 | 104,475 | 14% | 5% |
| Loans Held-for-Sale, including Deferred Costs | | 10,742 | 21,976 | - | -51% | N/A |
| Loans: | | | | | | |
| Commercial Loans | | 427,177 | 414,441 | 525,080 | 3% | -19% |
| Real Estate-Mortgage | | 400,731 | 405,486 | 405,530 | -1% | -1% |
| Real Estate-Land and Construction | | 182,871 | 197,374 | 256,567 | -7% | -29% |
| Home Equity | | 51,368 | 51,768 | 55,490 | -1% | -7% |
| Consumer Loans | | 7,181 | 11,476 | 4,310 | -37% | 67% |
| Loans | | 1,069,328 | 1,080,545 | 1,246,977 | -1% | -14% |
| Deferred Loan Costs, net | | 785 | 1,023 | 1,654 | -23% | -53% |
| Total Loans, Including Deferred Costs | | 1,070,113 | 1,081,568 | 1,248,631 | -1% | -14% |
| Allowance for Loan Losses | | (28,768) | (28,976) | (25,007) | -1% | 15% |
| Net Loans | | 1,041,345 | 1,052,592 | 1,223,624 | -1% | -15% |
| Company Owned Life Insurance | | 42,313 | 41,897 | 40,649 | 1% | 4% |
| Premises & Equipment, net | | 9,006 | 9,182 | 9,517 | -2% | -5% |
| Goodwill | | 43,181 | 43,181 | 43,181 | 0% | 0% |
| Intangible Assets | | 3,589 | 3,750 | 4,231 | -4% | -15% |
| Accrued Interest Receivable and Other Assets | | 58,166 | 56,159 | 43,454 | 4% | 34% |
| **Total Assets** | $ | 1,363,870 $ | 1,367,610 $ | 1,499,227 | 0% | -9% |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | | |
| **Liabilities:** | | | | | | |
| Deposits | | | | | | |
| Demand Deposits-Noninterest Bearing | $ | 260,840 $ | 250,515 $ | 261,337 | 4% | 0% |
| Demand Deposits-Interest Bearing | | 146,828 | 139,919 | 134,814 | 5% | 9% |
| Savings and Money Market | | 295,404 | 324,611 | 344,767 | -9% | -14% |
| Time Deposits, Under $100 | | 40,197 | 43,559 | 45,615 | -8% | -12% |
| Time Deposits, $100 and Over | | 129,831 | 134,533 | 171,269 | -3% | -24% |
| Time Deposits-CDARS | | 38,154 | 41,418 | 11,666 | -8% | 227% |
| Time Deposits - Brokered | | 178,031 | 181,819 | 184,582 | -2% | -4% |
| Total Deposits | | 1,089,285 | 1,116,374 | 1,154,050 | -2% | -6% |
| Securities Sold under Agreement to Repurchase | | 25,000 | 25,000 | 35,000 | 0% | -29% |
| Note payable | | - | - | 15,000 | N/A | -100% |
| Other Short-term Borrowings | | 20,000 | - | 55,000 | N/A | -64% |
| Notes Payable to Subsidiary Grantor Trusts | | 23,702 | 23,702 | 23,702 | 0% | 0% |
| Accrued Interest Payable and Other Liabilities | | 33,578 | 29,111 | 32,208 | 15% | 4% |
| Total Liabilities | | 1,191,565 | 1,194,187 | 1,314,960 | 0% | -9% |
| **Shareholders' Equity:** | | | | | | |
| Preferred Stock, net | | 38,248 | 38,159 | 37,900 | 0% | 1% |
| Common Stock | | 80,222 | 79,884 | 78,854 | 0% | 2% |
| Accumulated Other Comprehensive Loss | | (2,554) | (2,183) | (291) | -17% | -778% |
| Retained Earnings | | 56,389 | 57,563 | 67,804 | -2% | -17% |
| Total Shareholders' Equity | | 172,305 | 173,423 | 184,267 | -1% | -6% |
| **Total Liabilities and Shareholders' Equity** | $ | 1,363,870 $ | 1,367,610 $ | 1,499,227 | 0% | -9% |
| **CREDIT QUALITY DATA** (in $000's, unaudited) | | | | | | |
| Nonaccrual Loans | $ | 59,480 $ | 55,120 $ | 39,981 | 8% | 49% |
| Loans Over 90 Days Past Due and Still Accruing | | 2,895 | 144 | 460 | 1910% | 529% |
| Total Nonperforming Loans | | 62,375 | 55,264 | 40,441 | 13% | 54% |
| Other Real Estate Owned | | 2,241 | 2,973 | 660 | -25% | 240% |
| **Total Nonperforming Assets** | $ | 64,616 $ | 58,237 $ | 41,101 | 11% | 57% |
| Net Charge-offs | $ | 5,883 $ | 9,551 $ | 1,816 | -38% | 224% |
| Allowance for Loan Losses to Total Loans | | 2.69% | 2.68% | 2.00% | 0% | 35% |
| Allowance for Loan Losses to Nonperforming Loans | | 46.12% | 52.43% | 61.84% | -12% | -25% |
| Nonperforming Assets to Total Assets | | 4.74% | 4.26% | 2.74% | 11% | 73% |
| Nonperforming Loans to Total Loans | | 5.83% | 5.11% | 3.24% | 14% | 80% |
| **OTHER PERIOD-END STATISTICS** (unaudited) | | | | | | |
| Shareholders' Equity / Total Assets | | 12.63% | 12.68% | 12.29% | 0% | 3% |
| Tangible Common Equity / Tangible Assets | | 6.63% | 6.69% | 6.82% | -1% | -3% |
| Loan to Deposit Ratio | | 98.24% | 96.88% | 108.20% | 1% | -9% |
| Noninterest Bearing Deposits / Total Deposits | | 23.95% | 22.44% | 22.65% | 7% | 6% |
| Leverage Ratio | | 10.05% | 10.08% | 11.27% | 0% | -11% |

| NET INTEREST INCOME AND NET INTEREST MARGIN | For The Three Months Ended December 31, 2009 Average Balance | Interest Income/ Expense | Average Yield/ Rate | For the Three Months Ended December 31, 2008 Average Balance | Interest Income/ Expense | Average Yield/ Rate |
|---|---|---|---|---|---|---|
| **Assets:** | | | (Dollars in thousands, unaudited) | | | |
| Loans, gross | $ 1,095,865 | $ 13,984 | 5.06% | $ 1,233,763 | $ 16,964 | 5.47% |
| Securities | 109,534 | 916 | 3.32% | 116,256 | 1,193 | 4.08% |
| Interest bearing deposits in other financial institutions | 57,917 | 42 | 0.29% | 1,814 | 7 | 1.54% |
| Federal funds sold | 102 | - | 0.06% | 2,996 | 2 | 0.27% |
| Total interest earning assets | 1,263,418 | 14,942 | 4.69% | 1,354,829 | 18,166 | 5.33% |
| Cash and due from banks | 27,110 | | | 29,137 | | |
| Premises and equipment, net | 9,127 | | | 9,486 | | |
| Goodwill and other intangible assets | 46,862 | | | 47,513 | | |
| Other assets | 60,734 | | | 53,280 | | |
| Total assets | $ 1,407,251 | | | $ 1,494,245 | | |
| **Liabilities and shareholders' equity:** | | | | | | |
| Deposits: | | | | | | |
| Demand, interest bearing | $ 143,142 | 84 | 0.23% | $ 134,861 | 237 | 0.70% |
| Savings and money market | 312,407 | 471 | 0.60% | 376,344 | 1,304 | 1.38% |
| Time deposits, under $100 | 41,589 | 190 | 1.81% | 42,142 | 285 | 2.69% |
| Time deposits, $100 and over | 134,328 | 575 | 1.70% | 157,846 | 963 | 2.43% |
| Time deposits-CDARS | 40,835 | 111 | 1.08% | 13,878 | 81 | 2.32% |
| Time Deposits - Brokered | 183,962 | 1,381 | 2.98% | 191,084 | 1,881 | 3.92% |
| Notes payable to subsidiary grantor trusts | 23,702 | 469 | 7.85% | 23,702 | 537 | 9.01% |
| Securities sold under agreement to repurchase | 25,000 | 150 | 2.38% | 35,000 | 263 | 2.99% |
| Note payable | - | - | N/A | 15,000 | 108 | 2.86% |
| Other short-term borrowings | 17,174 | 7 | 0.16% | 49,957 | 112 | 0.89% |
| Total interest bearing liabilities | 922,139 | 3,438 | 1.48% | 1,039,814 | 5,771 | 2.21% |
| Demand deposits, noninterest bearing | 269,903 | | | 263,301 | | |
| Other liabilities | 40,524 | | | 28,665 | | |
| Total liabilities | 1,232,566 | | | 1,331,780 | | |
| Shareholders' equity | 174,685 | | | 162,465 | | |
| Total liabilities and shareholders' equity | $ 1,407,251 | | | $ 1,494,245 | | |
| Net interest income / margin | | $ 11,504 | 3.61% | | $ 12,395 | 3.64% |

| NET INTEREST INCOME AND NET INTEREST MARGIN | For the Year Ended December 31, 2009 Average Balance | Interest Income/ Expense | Average Yield/ Rate | For the Year Ended December 31, 2008 Average Balance | Interest Income/ Expense | Average Yield/ Rate |
|---|---|---|---|---|---|---|
| **Assets:** | | | (Dollars in thousands, unaudited) | | | |
| Loans, gross | $ 1,171,537 | $ 58,602 | 5.00% | $ 1,178,194 | $ 70,488 | 5.98% |
| Securities | 106,806 | 3,628 | 3.40% | 126,223 | 5,395 | 4.27% |
| Interest bearing deposits in other financial institutions | 22,827 | 63 | 0.28% | 881 | 16 | 1.82% |
| Federal funds sold | 433 | - | 0.10% | 3,060 | 58 | 1.90% |
| Total interest earning assets | 1,301,603 | 62,293 | 4.79% | 1,308,358 | 75,957 | 5.81% |
| Cash and due from banks | 24,985 | | | 34,339 | | |
| Premises and equipment, net | 9,311 | | | 9,273 | | |
| Goodwill and other intangible assets | 47,105 | | | 47,788 | | |
| Other assets | 56,940 | | | 56,603 | | |
| Total assets | $ 1,439,944 | | | $ 1,456,361 | | |
| **Liabilities and shareholders' equity:** | | | | | | |
| Deposits: | | | | | | |
| Demand, interest bearing | $ 136,734 | 336 | 0.25% | $ 145,785 | 1,513 | 1.04% |
| Savings and money market | 334,657 | 2,514 | 0.75% | 433,839 | 7,679 | 1.77% |
| Time deposits, under $100 | 43,946 | 983 | 2.24% | 36,301 | 1,101 | 3.03% |
| Time deposits, $100 and over | 155,475 | 2,813 | 1.81% | 162,298 | 4,853 | 2.99% |
| Time deposits-CDARS | 19,702 | 303 | 1.54% | 3,488 | 81 | 2.32% |
| Time Deposits - Brokered | 196,113 | 6,513 | 3.32% | 120,591 | 4,808 | 3.99% |
| Notes payable to subsidiary grantor trusts | 23,702 | 1,933 | 8.15% | 23,702 | 2,148 | 9.06% |
| Securities sold under agreement to repurchase | 28,822 | 787 | 2.73% | 32,030 | 937 | 2.93% |
| Note payable | 2,507 | 82 | 3.27% | 10,243 | 292 | 2.85% |
| Other short-term borrowings | 24,940 | 62 | 0.25% | 48,238 | 1,032 | 2.14% |
| Total interest bearing liabilities | 966,598 | 16,326 | 1.69% | 1,016,515 | 24,444 | 2.40% |
| Demand deposits, noninterest bearing | 261,539 | | | 258,624 | | |
| Other liabilities | 32,417 | | | 28,006 | | |
| Total liabilities | 1,260,554 | | | 1,303,145 | | |
| Shareholders' equity | 179,390 | | | 153,216 | | |
| Total liabilities and shareholders' equity | $ 1,439,944 | | | $ 1,456,361 | | |
| Net interest income / margin | | $ 45,967 | 3.53% | | $ 51,513 | 3.94% |